Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of July 2005
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: July 15, 2005

List of materials

Documents attached hereto:

i)   Press release announcing Sony Ericsson Q2 Results


Sony Corporation                                 Telefonaktiebolaget LM Ericsson
6-7-35, Kitashinagawa                                        SE-164 83 Stockholm
Shinagawa-ku, Tokyo, 141-0001 Japan                                       Sweden


PRESS RELEASE                                                      July 15, 2005

Sony Ericsson Gains Momentum in the Second Quarter

Highlights:

   - The company gained momentum and market share
   - The global market grew faster than expected
   - Products announced in Q1 began to ship and were well received


The consolidated financial summary for Sony Ericsson Mobile Communications AB (Sony Ericsson) for the second quarter ended June 30, 2005 is as follows:


                                             Q2 2004     Q1 2005     Q2 2005

Numbers of units shipped (million)              10.4         9.4       11.8
Sales (EURO m.)                                 1504        1289       1614
Income before taxes (EURO m.)                    113          70         87
Net income (EURO m.)                              89          32         75


Units shipped in the quarter reached 11.8 million, a 14% increase compared to the same period last year and a 26% increase sequentially. Sales for the quarter were Euro 1,614 million, representing a year-on-year increase of 7%. Income before taxes was Euro 87 million and net income was Euro 75 million, which represents a year-on-year decrease of Euro 26 million and Euro 14 million respectively, reflecting continued investment in R&D.

Sony Ericsson gained momentum and market share during the quarter as new products started shipping. The higher unit shipments reflected the broadening of the product portfolio to appeal to a wider range of price segments in the market. Average Selling Price (ASP) remained stable in line with expectation. The global handset market grew faster than expected during the quarter, primarily because of increased demand in the lower price segments in both mature and emerging markets. Sony Ericsson has upgraded its global market outlook for 2005 to over 720 million units.

"Sony Ericsson is pleased to report a solid second quarter which saw the company gaining momentum as new products began to ship, and the increased investment in product portfolio expansion over the past year started to bear fruit. New phones announced in Q1, such as the 2 megapixel, auto-focus K750 camera phone, the K600 mid-tier UMTS 3G phone, and the K300, an affordable camera phone, were well received by consumers and started to make a good contribution during the quarter. We are also excited to be the first to bring a complete music proposition to market with the new Walkman(R) phone, that will start shipping shortly", said Miles Flint, President of Sony Ericsson.

During the second quarter, Sony Ericsson announced a number of new phones including its second Walkman phone (W600), a mid-tier stylish compact clam-shell
(Z520) and an affordably priced stick phone aimed at Asia and Eastern Europe
(J210). In Japan, the W31S, a CDMA 1X EV-DO music phone for KDDI, started shipping and has been selling very well.

Walkman(R) is the registered trademark of the Sony Corporation

Sony Ericsson Mobile Communications serves the global communications market with innovative and feature-rich mobile phones, accessories, PC-cards and M2M solutions. Established as a joint venture by Ericsson and Sony in 2001, with headquarters in London, the company employs approximately 5,000 people worldwide, including R&D sites in Europe, Japan, China and America. For more information, please visit www.SonyEricsson.com

CONTACTS:

Investors/Analysts
Ericsson Investor Relations
Gary Pinkham (Stockholm) +46 8 719 0000

Sony Investor Relations
Takao Yuhara (Tokyo)  +81 3 5448 2180
Chris Hohman (London)  +44 20 7444 9711

Press/Media
Ericsson External Relations
Pia Gideon (Stockholm) +46 8 719 2864

Sony Corporate Communications
Koji Kurata (Tokyo) +81 3 5448 2200

Sony Ericsson Corporate Communications
Aldo Liguori (London) +44 208 762 5860
Merran Wrigley (London) +44 208 762 5862

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see Sony's and Ericsson's filings with the US Securities and Exchange Commission, particularly each company's latest published Annual Report on Form 20-F.